Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Kayne Anderson Energy Infrastructure Fund, Inc.
Commission File No. 811-21593
Kayne Anderson NextGen Energy & Infrastructure, Inc.
Commission File No. 811-22467

Kayne Anderson

Energy Infrastructure Fund, Inc.

KYN Quarterly Letter
Q2 2023

June 30, 2023

Dear Fellow Stockholders:

It has been a very eventful start to fiscal 2023 in the financial markets. Much like the first quarter, there was no shortage of market moving events during fiscal Q2. For example – the second quarter began with the collapse of several large regional banks and ended with concerns about the potential for the United States to default on its debt obligations. Notwithstanding these events, the broader equity markets have performed well thus far in fiscal 2023.

The energy sector (including energy infrastructure) has reported strong operating and financial results during the year, but equity performance for these companies has lagged the broader markets. Importantly, nothing has changed in the energy infrastructure sector’s fundamentals to alter our constructive outlook. Further, the parallel trends of energy security and energy transition – both of which are beneficial for energy infrastructure companies – have only grown in importance during the year.

Focusing on where things stand today: inflation, interest rates and the state of the global economy are three topics front and center in investors’ minds. Central banks across the globe (including the Federal Reserve) remain focused on addressing higher-than-desired levels of inflation, and market participants continue to weigh the impact this will have on economic activity. Our outlook for the remainder of fiscal 2023 is cautious, but we do not believe a meaningful (or prolonged) downturn in the economy is likely.

In this quarterly update, we discuss the energy infrastructure markets, KYN’s portfolio positioning, and the Company’s year-to-date performance. We believe the Company’s portfolio investments are attractively valued and positioned to generate compelling risk-adjusted returns for investors. Equally important, KYN’s balance sheet is well positioned to deal with higher levels of market volatility. As it relates to fiscal Q2:

•	KYN’s Net Asset Return for fiscal Q2 (negative 3.5%) was weak on an absolute basis, though KYN continues to outpace its benchmark on a fiscal YTD basis (outperformed benchmark by 90 basis points);(1)(2)(3)
•	KYN’s portfolio investments announced solid Q1 2023 earnings and 2023 outlooks during the quarter; and
•	KYN maintained conservative leverage levels with ample downside cushion(4)

Market Conditions

Fiscal Q2 was a very strong quarter for broad equity indices, with contributions from large cap technology stocks more than offsetting weak performance from other industries (including the energy sector).

Total Return
	S&P 500	DJIA	NASDAQ	XLE(6)	AMNA(7)	KRII(8)	XLU(9)
Fiscal Q2 2023	5.7%	1.4%	13.2%	-7.5%	-3.2%	-1.1%	0.6%
Fiscal 2023(5)	3.3%	-3.9%	13.3%	-14.2%	-8.2%	-5.0%	-7.7%

The yield curve remains stubbornly inverted, and elevated short-term interest rates have made money market funds a comparably attractive place to invest capital. Notwithstanding the inverted yield curve’s “signal” of a pending recession, domestic economic growth continues to exceed expectations and the job market remains robust. Taking the Fed’s comments at face value – and their stated desire to bring inflation back in line with its stated 2% target – reductions to the Fed Funds rate are unlikely to happen any time soon.

Endnotes can be found on page 4.

Crude oil prices were rangebound during fiscal Q2, mostly trading between $70 and $80 per barrel and ending the quarter below the bottom of this range ($68 per barrel). Oil prices have declined meaningfully on a year-over-year basis (down 40%) and are approximately $56 per barrel less than peak 2022 levels. Oil markets continue to be driven by three primary factors: (1) Russian supply, (2) Chinese demand, and (3) OPEC+. Russian exports continue to be more resilient than expected, while Chinese demand is rebounding more slowly than expected. With both of these factors weighing on oil prices, OPEC+ has continued to take actions to support prices, including another surprise production cut of 1 MMbbl/d in early June and an extension of voluntary cuts through December 2024. More recently, events in Russia highlight the importance of energy security and the potential for meaningful disruptions in global exports of crude oil. We expect global inventories to draw in the second half of 2023 and our outlook for crude prices over the next few years remains constructive.

Natural gas prices continued to languish on mild weather, as Henry Hub spot gas prices traded down to ~$2.00/MMBtu and stayed at that level for most of the quarter. The forward curve, however, remains much higher at ~$3.50/MMBtu in 2024 and ~$4.00/MMBtu in 2025. European and Asian gas prices fell to 2-year lows during the quarter as mild winter weather and steady supplies of LNG from the U.S. enabled European inventories to remain at comfortable levels. That said, the global gas market remains delicately balanced. LNG continues to flow from domestic export facilities at full rates, and there is little margin for error in the supply/demand balance. Any supply disruption or spike in demand would cause international prices to meaningfully increase.

Portfolio and Performance

Returns across KYN’s three energy infrastructure sectors – midstream, U.S. utilities, and renewable infrastructure – were down or flat during the second quarter of fiscal 2023. U.S. utilities were on track to outperform the S&P 500 as investors sought safety amid regional banking concerns, but a sharp May downturn (-6%) on expectations for more hawkish actions by the Fed erased this outperformance.

Comparison of Returns in Fiscal Q2 2023

KYN Net Asset Return(1)	-3.5%
KYN Benchmark(3)	-2.4%
Midstream(7)(10)	-3.2%
Renewable Infrastructure(8)	-1.1%
U.S. Utilities(9)	0.6%

KYN generated a total Net Asset Return of negative 3.5% in fiscal Q2. While we are disappointed in the absolute return for the quarter, on a fiscal YTD basis we continue to outperform the KYN Benchmark by 90 bps (following 820 bps of outperformance in fiscal 2022).(2)

KYN’s Market Return, which is based on stock price performance rather than Net Asset Value, was negative 9.0% for fiscal Q2.(11) This trailed our Net Asset Return as our stock price traded at a 16.5% discount to NAV as of May 31st compared to a 11.4% discount at the beginning of the fiscal quarter.

The fundamentals driving our long-term return expectations for KYN’s portfolio investments are not overly influenced by near term economic headwinds or challenging capital markets. These energy infrastructure companies generate significant free cash flow and, consequently, are able to self-fund capital expenditures and dividends. Further, their cash flows are resilient and predictable. No sector (or company) can be completely insulated from volatility in the financial markets or an economic downturn, but the attributes of our core investment universe – midstream, renewable infrastructure, and U.S. utilities – give us confidence that these businesses are better positioned than other sectors to “weather the storm.” Thus far in fiscal 2023, we have increased KYN’s exposure to the midstream sector (85% of the portfolio) and decreased the Company’s exposure to renewable infrastructure and utilities. Within the North American energy infrastructure sector, we are most bullish on the outlook for midstream companies.

Endnotes can be found on page 4.

May 31, 2023

Distribution & Outlook

Given KYN’s strong performance during fiscal 2022 and our outlook for the next 12 to 18 months, in March we announced a 5% increase in our quarterly distribution (to $0.21 per share). Earlier this month, KYN declared a 21 cent per share distribution to be paid to investors in early July. Once the combination with KMF is completed, we intend to recommend an additional one cent per share increase in KYN’s quarterly distribution rate (to $0.22 per share, representing a cumulative 10% increase).

KYN & KMF Proposed Merger

KYN and Kayne Anderson NextGen Energy & Infrastructure, Inc. (NYSE: KMF) announced plans to combine the two funds earlier this year (the “Merger”), with KYN as the surviving entity. The Merger is subject to stockholder approval, and KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger, including the date of the special meeting, following a review period with the SEC.(12) Please refer to kaynefunds.com/insights for information on the Merger.

We continue to work towards the completion of this proposed combination of KYN and KMF and firmly believe this transaction enhances KYN’s ability to capitalize on the long-term tailwinds in the energy infrastructure sector. Stockholders in the combined entity will continue to have exposure to the largest macro trends in the energy industry, and the fund will be managed by the same dedicated team of professionals committed to providing attractive risk-adjusted returns and best-in-class financial disclosure.

We encourage investors to visit our website at kaynefunds.com for more information about the Company, including the commentary posted on the “Insights” page that discuss performance, key industry trends, and the Merger. We appreciate your investment in KYN and look forward to providing future updates.

Endnotes can be found on page 4.

KA Fund Advisors, LLC

(1)	Net Asset Return is defined as the change in net asset value per share plus cash distributions paid during the period (assuming reinvestment through our dividend reinvestment plan).
(2)	Relative performance based on the difference between the Company’s Net Asset Return and the total return of KYN’s Benchmark.
(3)	KYN’s Benchmark is a composite of energy infrastructure companies. For fiscal 2023, this composite is comprised of a 75% weighting to the midstream sector, a 12.5% weighting to the renewable infrastructure sector, and a 12.5% weighting to the U.S. utility sector. The subsector allocations for this composite were established by Kayne Anderson at the beginning of fiscal 2023 based on the estimated target subsector allocations of the Company’s assets over the intermediate term. KYN's portfolio holdings and/or subsector allocations may change at any time.
(4)	Downside cushion reflects the decrease in total asset value that could be sustained while maintaining compliance with 1940 Act leverage levels and KYN’s financial covenants.
(5)	Fiscal year-to-date 2023 (11/30/22 – 5/31/23).
(6)	The benchmark for the broad U.S. energy sector is the Energy Select Sector SPDR Fund (XLE), which is an exchange-traded fund (“ETF”) linked to the Energy Select Sector Index (IXE), a subset of the S&P 500.
(7)	The benchmark for the midstream sector is the Alerian Midstream Energy Index (AMNA).
(8)	The benchmark for the renewable infrastructure sector is the Kayne Anderson Renewable Infrastructure Index (KRII), a market-cap weighted index of 35 domestic and international renewable infrastructure companies with individual constituents capped at a 5% weighting.
(9)	The benchmark for the U.S. utility sector is the Utilities Select Sector SPDR Fund (XLU), which is an exchange-traded fund (“ETF”) linked to the Utilities Select Sector Index (IXU), a subset of the S&P 500.
(10)	Whenever we reference “midstream companies”, the “midstream sector” or the “midstream industry” it includes both traditional midstream companies and natural gas & LNG infrastructure companies. Traditional midstream companies are defined as midstream companies that own and/or operate midstream assets related to crude oil, refined products, natural gas liquids or water. Natural gas & LNG infrastructure companies are defined as midstream companies that primarily own and/or operate midstream assets related to natural gas or liquefied natural gas.
(11)	Market Return is defined as the change in share price plus cash distributions paid during the period (assuming reinvestment through our dividend reinvestment program).
(12)	More information on the Merger is available in the preliminary joint proxy statement/prospectus (Form N-14) filed with the Securities and Exchange Commission (SEC). KYN and KMF expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger following a review period with the SEC. The definitive joint proxy statement, along with other relevant documents, will be available at no charge on the SEC website at www.sec.gov. Please refer to kaynefunds.com/insights for additional information on the combination.

DISCLAIMER & RISK CONSIDERATIONS

All investments involve risk, including possible loss of principal. An investment in the fund could suffer loss.

Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, whose common stock is traded on the NYSE. The Company's investment objective is to provide a high after-tax total return with an emphasis on making cash distributions to stockholders. KYN intends to achieve this objective by investing at least 80% of its total assets in securities of Energy Infrastructure Companies. See Glossary of Key Terms in the Company's most recent quarterly report for a description of these investment categories and the meaning of capitalized terms.

This communication contains statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events. These and other statements not relating strictly to historical or current facts constitute forward-looking statements as defined under the U.S. federal securities laws. Forward-looking statements involve a variety of risks and uncertainties. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; energy industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in detail in the Fund's filings with the Securities and Exchange Commission ("SEC"), available at www.kaynefunds.com or www.sec.gov. Actual events could differ materially from these statements or from our present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Kayne Anderson undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Company's investment objectives will be attained.

This commentary is provided for informational purposes only and is not intended for trading purposes. This commentary shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer or sale is not permitted. Performance data quoted represent past performance and are for the stated time period only, Past performance is not a guarantee of future results. Current performance may be lower or higher than that shown based on market fluctuations from the end of the reported period.

Past performance is no guarantee of future results. Closed-end funds, unlike open-end funds, are not continuously offered. After the initial public offering, shares are sold on the open market through a stock exchange. As with any other stock, total return and market value will fluctuate so that an investment, when sold, may be worth more or less than its original cost. Shares of closed-end funds frequently trade at a market price that is below their net asset value.

For more information:
cef@kaynecapital.com • 877.657.3863
www.kaynefunds.com